[Open Text Corporation Letterhead]

June 17, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Katherine Wray
Mr. Mark P. Shuman

	Re:	Open Text Corporation - Acceleration Request
Registration on Form S-4
File No. 333-159514

Dear Ms. Wray and Mr. Shuman:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Open Text Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m. (Washington, DC time) on Thursday, June 18, 2009, or as soon thereafter as practicable.

In addition, the Company hereby represents that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact David Brown of McKenna Long & Aldridge LLP at (404) 527-4927.

Very truly yours,

OPEN TEXT CORPORATION

By:	/s/ John Trent

Name:	John Trent
Title:	Senior Vice President, General Counsel
and Secretary

cc: David K. Brown, Esq.